UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

June 2014 Up 6.8% Year over Year

Mexico City, July 3, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for June 2014 increased by 6.8% when compared to June 2013.

This announcement reflects comparisons between June 1 through June 30, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2013	June 2014	% Change
Cancún	452,871	461,537	1.9
Cozumel	6,603	6,174	(6.5)
Huatulco	33,563	29,120	(13.2)
Mérida	97,587	100,466	3.0
Minatitlán	11,653	17,968	54.2
Oaxaca	38,594	37,579	(2.6)
Tapachula	11,333	11,133	(1.8)
Veracruz	74,041	86,831	17.3
Villahermosa	76,673	83,189	8.5
Total Domestic	802,918	833,997	3.9

International
Airport	June 2013	June 2014	% Change
Cancún	881,258	965,797	9.6
Cozumel	36,399	41,742	14.7
Huatulco	2,944	1,775	(39.7)
Mérida	9,796	9,741	(0.6)
Minatitlán	564	652	15.6
Oaxaca	4,064	4,396	8.2
Tapachula	639	855	33.8
Veracruz	8,083	6,851	(15.2)
Villahermosa	5,118	4,874	(4.8)
Total International	948,865	1,036,683	9.3

ASUR Page 1 of 2

Total

Airport

J

Total
Airport	June 2013	June 2014	% Change
Cancún	1,334,129	1,427,334	7.0
Cozumel	43,002	47,916	11.4
Huatulco	36,507	30,895	(15.4)
Mérida	107,383	110,207	2.6
Minatitlán	12,217	18,620	52.4
Oaxaca	42,658	41,975	(1.6)
Tapachula	11,972	11,988	0.1
Veracruz	82,124	93,682	14.1
Villahermosa	81,791	88,063	7.7
ASUR Total	1,751,783	1,870,680	6.8

une

2013

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 3, 2014